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                                                                    EXHIBIT 23.1


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors
Opticon Medical Inc:

We consent to the inclusion of our report dated March 24, 2000, with respect to the balance sheet of Opticon Medical Inc. (a development stage enterprise) as of December 31, 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year then ended and the period from July 28, 1994 (date of inception) to December 31, 1999, which report appears in the Form 10-KSB of Immune Response, Inc. dated March 30, 2000. The cumulative statements of operations, stockholders' equity (deficit), and cash flows for the period July 28, 1994 (inception) to December 31, 1999 include amounts for the period from July 28, 1994 (inception) to December 31, 1998 and year ended December 31, 1998, which were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the period July 28, 1994 through December 31, 1998 is based solely on the report of the other auditors.

Our report dated March 24, 2000, contains an explanatory paragraph that states that Opticon Medical Inc. has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.


                                             /s/ KPMG LLP
                                             KPMG LLP

Columbus, Ohio
March 30, 2000